Form N-SAR,
Sub-Item 77I
Terms of new or amended securities


Nuveen New Jersey Dividend Advantage Municipal Fund
811-09455


The Registrant has added new series of the preferred share class, as stated in each of the Statements Establishing and Fixing the Rights and Preferences, containing a description of the securities. The Registrant incorporates by reference to this Sub-Item 77I each of the Registrants Statements Establishing and Fixing the Rights and Preferences of Preferred Shares. The Statement Establishing and Fixing the Rights and Preferences of MuniFund Term Preferred Shares, a form of which was filed as Appendix C to the Statement of Additional Information on Form 497 filed on June 23, 2014, Accession No. 0001193125-14-244149; and the Statement Establishing and Fixing the Rights and Preferences of Series
2 and Series 3 Variable Rate Demand Preferred Shares, a form of which was filed as Appendix A on Form DEF 14A filed on June 23, 2014, Accession No. 0001193125-14-
244148.